Van Kampen New York Value Municipal Income Trust (VNV)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on October 21, 2005, the shareholders approved an Agreement and Plan of Reorganization, dated February 3, 2005, between Van Kampen New York Value Municipal Income Trust (the "Target Fund") and Van Kampen Trust for Investment Grade New York Municipals (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      2,166,765.017
Against:  96,015.031
Abstain:  167,955.460


Preferred shares:

For:      1,180
Against:  74
Abstain:  270